Exhibit 99.1

ASM International N.V.

ASM International N.V. Discloses Results

of its Annual General Meeting

BILTHOVEN, the Netherlands, May 19, 2006 – ASM International N.V. (NASDAQ: ASMI; Euronext Amsterdam: ASM) today announced the results of its Annual General Meeting of Shareholders held in Amsterdam on May 18, 2006.

The Company announced that the Supervisory Board

1) intends to review the nomination and voting procedures for the appointment of the Supervisory and Management Board members and to determine modifications in the Articles of Association so as to conform with the “best practices” of the Dutch Corporate Governance Code.

2) contemplates a special meeting of shareholders in the fourth quarter of this year to report and discuss appropriate amendments to the Articles of Association and potential appointment of an additional member of the Supervisory Board with specific industry knowledge; and,

3) will continue to review the merits of its existing strategy and business model with the help of external advisors and report to the shareholders.

The Company congratulates Mr. E. van Amerongen for his reappointment and Mr. B. Brix’ appointment to the Supervisory Board as well as the appointments of Mr. C. del Prado and Mr. H. Westendorp to the Management Board. The Company further noted that the additions of Mr. del Prado and Mr. Westendorp will provide further depth for future CEO succession.

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext

Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven; CFO ASM International; + 31 30 229 85 40

Mary Jo Dieckhaus: US Investor Relations; +1 212 986 29 00